Filed Pursuant to Rule 424(b)(3)
Registration No. 333-204573

PROSPECTUS

1,123,822

EQUITY RESIDENTIAL

Common Shares of Beneficial Interest

This prospectus relates solely to the offer and sale from time to time of up to 1,123,822 of our common shares of beneficial interest (“Common Shares”) by the persons listed below, who are, or may become, shareholders of Equity Residential. In this prospectus we refer to these persons as the Selling Shareholders. We may issue such Common Shares to the Selling Shareholders, upon their request, in exchange for their units of limited partnership interest in ERP Operating Limited Partnership, our operating partnership.

The Selling Shareholders may offer their Common Shares through public or private transactions, on or off the New York Stock Exchange, at prevailing market prices, or at privately negotiated prices. The Selling Shareholders may sell their Common Shares directly or through agents or broker-dealers acting as principal or agent, or in a distribution by underwriters.

We are registering the offer and sale of the Common Shares to permit the Selling Shareholders to sell without restriction in the open market or otherwise, but the registration of these Common Shares does not necessarily mean that any Selling Shareholders will elect to exchange their units of limited partnership interest in our operating partnership or offer or sell any of these Common Shares. Also, we may elect to pay cash for the units of our operating partnership tendered rather than issue Common Shares. Although we will incur expenses in connection with the registration of the 1,123,822 Common Shares, we will not receive any cash proceeds upon their issuance by us or sale by the Selling Shareholders.

The Common Shares are listed on the New York Stock Exchange under the symbol “EQR”.

Investing in our Common Shares involves risk. Before buying our Common Shares, you should read and consider the risk factors included in our periodic reports and in other information that we file with the Securities and Exchange Commission. See “Special Note Regarding Forward-Looking Statements.”

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is June 16, 2015.

You should read this prospectus and any accompanying prospectus supplement together with the additional information described under the headings “Available Information” and “Incorporation of Certain Documents by Reference.” You should rely only on the information incorporated by reference or provided in this prospectus or such prospectus supplement. No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus in connection with the offering covered by this prospectus. If given or made, such information or representations must not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, the Common Shares, in any jurisdiction where, or to any person to whom, it is unlawful to make any such offer or solicitation. Neither the delivery of this prospectus nor any offer or sale made hereunder shall, under any circumstances, create an implication that there has not been any change in the facts set forth in this prospectus or in our affairs since the date hereof.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Information contained in or incorporated by reference into this prospectus and any accompanying prospectus supplement contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”). We intend the forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in that section. These forward-looking statements relate to, without limitation, our anticipated future economic performance, our plans and objectives for future operations and projections of revenue and other financial items, which can be identified by the use of forward-looking words such as “may,” “will,” “should,” “expect,” “anticipate,” “estimate” or “continue” or the negative thereof or other variations thereon or comparable terms. The cautionary statements under the caption “Risk Factors” contained in our Annual Report on Form 10-K for the year ended December 31, 2014, which is incorporated herein by reference, and any other similar statements contained in this prospectus or any accompanying prospectus supplement identify important factors with respect to forward-looking statements, including certain risks and uncertainties, that could cause actual results to differ materially from those in such forward-looking statements.

AVAILABLE INFORMATION

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and, in accordance therewith, we are required to file reports, proxy statements and other information with the Securities and Exchange Commission (the “Commission”). You may read and copy these reports, proxy statements and other information at the Public Reference Room of the Commission, 100 F Street, N.E., Washington, D.C. 20549. You may also obtain copies of the reports, proxy and information statements and other information regarding issuers that file electronically with the Commission by accessing the Commission’s World Wide Web site at http://www.sec.gov. You may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We have filed the documents listed below with the Commission under the Exchange Act and these documents are incorporated into this prospectus by reference (other than information furnished pursuant to Items 2.02 and 7.01 of Form 8-K and any related exhibits):

a.	Annual Report on Form 10-K for the year ended December 31, 2014 (File No. 001-12252).

b.	Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 (File No. 001-12252).

c.	Current Reports on Form 8-K filed on January 27, 2015, February 2, 2015 and April 28, 2015 (File No. 001-12252).

d.	Description of our Common Shares contained in our registration statement on Form 8-A/A dated August 10, 1993 (File No. 001-12252).

All documents filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (i) after the date of the initial registration statement containing this prospectus and prior to the effectiveness of the registration statement and (ii) on or after the date of this prospectus and prior to the termination of the offering of all Common Shares under this prospectus will also be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing those documents. We are not, however, incorporating by reference any documents or portions thereof, whether specifically listed above or filed in the future, that are not deemed “filed” with the Commission, including, but not limited to, any information furnished pursuant to Items 2.02 or 7.01 of Form 8-K or any exhibits furnished pursuant to Item 9.01 of Form 8-K.

Any statement contained in this prospectus or in a document incorporated or deemed to be incorporated by reference herein will be modified or superseded by inconsistent statements in any document we file in the future that will be deemed incorporated by reference herein, including any prospectus supplement that supplements this prospectus. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any accompanying prospectus supplement. Subject to the foregoing, all information appearing in this prospectus and each accompanying prospectus supplement is qualified in its entirety by the information appearing in the documents incorporated by reference.

We will provide, without charge, copies of all documents that are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) to each person, including any beneficial owner, to whom this prospectus is delivered upon written or oral request. Requests should be directed to Equity Residential, Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606, Attention: Investor Relations (telephone number: (888) 879-6356).

Unless otherwise indicated, when used herein, the terms “the Company,” “we” and “us” refer to Equity Residential, a Maryland real estate investment trust, and its subsidiaries, including ERP Operating Limited Partnership, its operating partnership.

THE COMPANY

We are a Maryland real estate investment trust (“REIT”) formed in March 1993 and are an S&P 500 company focused on the acquisition, development and management of high quality apartment properties in top United States growth markets. We have elected to be taxed as a REIT. As of March 31, 2015, we had a national portfolio of 389 wholly or partially owned multifamily properties containing 108,793 apartment units located in 12 states and the District of Columbia. Our corporate headquarters are located in Chicago, Illinois and we also operate property management offices in each of our core markets.

Our executive offices are located at Two North Riverside Plaza, Suite 400, Chicago, Illinois 60606, and our telephone number is (312) 474-1300.

NO PROCEEDS TO THE COMPANY

We will not receive any of the proceeds from the sale of Common Shares by Selling Shareholders. We will pay all of the costs and expenses incurred in connection with the registration under the Securities Act of the offering made hereby. Notwithstanding the previous sentence, any brokerage fees and commissions, fees and disbursements of legal counsel for the Selling Shareholders and share transfer and other taxes attributable to the issuance by us of the Common Shares will be paid by the Selling Shareholders.

DESCRIPTION OF COMMON SHARES

The following description sets forth certain general terms and provisions of the Common Shares. The summary of the terms of the Common Shares set forth below does not purport to be complete and is subject to and qualified in its entirety by reference to the Articles of Restatement of Declaration of Trust of the Company dated December 9, 2004 (“Declaration of Trust”), as amended and/or restated from time to time, and the Seventh Amended and Restated Bylaws of the Company, as adopted on December 14, 2010, as amended, supplemented and/or restated from time to time, each of which is incorporated herein by reference.

Our Declaration of Trust provides that we may issue up to 1,100,000,000 shares of beneficial interest, consisting of 1,000,000,000 Common Shares, $0.01 par value per share, and 100,000,000 Preferred Shares, $0.01 par value per share. As of April 30, 2015, 363,988,765 Common Shares and 803,600 Preferred Shares were issued and outstanding.

Both Title 8 of the Corporations and Associations Article of the Annotated Code of Maryland (the “Maryland REIT Law”) and our Declaration of Trust provide that no shareholder of the Company will be liable for any debt or obligation of the Company solely as a result of his or her status as a shareholder of the Company. Our Declaration of Trust further provides that the Company has the power to indemnify each shareholder against any claim or liability to which the shareholder may become subject by reason of his or her being or having been a shareholder and to reimburse each shareholder for all reasonable expenses incurred by him or her in connection with any such claim or liability.

Distributions. All Common Shares offered hereby will be duly authorized, fully paid and non-assessable. Subject to the preferential rights of any other shares of beneficial interest and to the provisions of our Declaration of Trust regarding excess shares (as defined herein), holders of Common Shares are entitled to receive distributions if, as and when authorized and declared by the Board of Trustees of the Company (the “Board of Trustees”) out of assets legally available therefor and to share ratably in the assets of the Company legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding-up after payment of, or adequate provision for, all known debts and liabilities of the Company. The Company currently pays regular quarterly distributions to holders of Common Shares when, and if, authorized by our Board of Trustees and declared by the Company.

Voting Rights. Subject to the provisions of our Declaration of Trust regarding excess shares, each outstanding Common Share entitles the holder to one vote on the following matters: (a) the election or removal of Trustees; (b) the amendment of our Declaration of Trust; (c) the voluntary dissolution or termination of Equity Residential; (d) the merger of Equity Residential, provided, however, that the shareholders shall not be entitled to vote on a merger of Equity Residential which may be approved pursuant to the provisions of the Maryland REIT Law by a majority of the entire Board of Trustees without a vote of the shareholders and, further provided, that if a shareholder vote is required pursuant to the provisions of the Maryland REIT Law, such merger shall be approved by the affirmative vote of the holders of not less than a majority of all the shares then outstanding and entitled to vote thereon, (e) the sale or other disposition of all or substantially all of Equity Residential’s assets, provided, however, that the sale or other disposition of all or substantially all of Equity Residential’s assets shall be approved by the affirmative vote of the holders of not less than a majority of all the shares then outstanding and entitled to vote thereon, and (f) such other matters with respect to which the Board of Trustees has adopted a resolution declaring advisable or recommending a proposal and directing that the matter be submitted to the shareholders for consideration. Except as otherwise required by law or except as provided with respect to any other class or series of shares of beneficial interest, the holders of the Common Shares will possess the exclusive voting power. There is no cumulative voting in the election of Trustees, which means that the holders of a majority of the outstanding Common Shares can elect all of the Trustees then standing for election and the holders of the remaining shares of beneficial interest, if any, will not be able to elect any Trustees.

Conversion, Redemption, Liquidation Rights. Holders of Common Shares have no conversion, sinking fund, redemption or preemptive rights to subscribe for any securities of the Company. Subject to the provisions of our Declaration of Trust regarding excess shares, Common Shares have equal distribution, liquidation and other rights, and have no preference, exchange or, except as expressly required by the Maryland REIT Law, appraisal rights.

Pursuant to the Maryland REIT Law, a REIT generally cannot amend its declaration of trust or merge unless approved by the affirmative vote or written consent of shareholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the REIT’s declaration of trust. Our Declaration of Trust provides that a merger, and amendments to the Declaration of Trust in connection with a merger, may be approved by the affirmative vote of the holders of not less than a majority of the shares then outstanding and entitled to vote thereon. Under the Maryland REIT Law, a declaration of trust may permit the trustees by a two-thirds vote to amend the declaration of trust from time to time to qualify as a REIT under the Internal Revenue Code or the Maryland REIT Law without the affirmative vote or written consent of the shareholders. Our Declaration of

Trust permits such action by the Board of Trustees. Subject to the provisions of any class or series of our shares outstanding, after approval of the Board of Trustees, Equity Residential may be dissolved or terminated by the affirmative vote of the holders of not less than two-thirds of all of the votes entitled to be cast on the matter.

Registrar and Transfer Agent. The registrar and transfer agent for the Common Shares is Computershare Trust Company, N.A.

Restriction on Ownership and Transfer. For the Company to qualify as a REIT under the Internal Revenue Code, no more than 50% in value of its outstanding shares of beneficial interest may be owned, actually or constructively, by five or fewer individuals (as defined in the Internal Revenue Code to include certain entities) during the last half of a taxable year (other than the first year for which an election to be treated as a REIT has been made) or during a proportionate part of a shorter taxable year. A REIT’s shares also must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of twelve months or during a proportionate part of a shorter taxable year (other than the first year for which an election to be treated as a REIT has been made). To facilitate maintenance of its qualification as a REIT for federal income tax purposes, we generally will prohibit ownership, directly or by virtue of the attribution provisions of the Internal Revenue Code, by any single shareholder of more than 5% (in value or number of shares, whichever is more restrictive) of the issued and outstanding Common Shares and generally will prohibit ownership, directly or by virtue of the attribution provisions of the Internal Revenue Code, by any single shareholder of more than 5% (in value or number of shares, whichever is more restrictive) of the issued and outstanding shares of any class or series of the Company’s Preferred Shares (collectively, the “Ownership Limit”).

Because the Board of Trustees believes it is desirable for the Company to qualify as a REIT, the Declaration of Trust, subject to certain exceptions, provides that no holder may own, or be deemed to own by virtue of the attribution provisions of the Internal Revenue Code, more than the Ownership Limit. The ownership attribution rules under the Internal Revenue Code are complex and may cause Common Shares owned actually or constructively by a group of related individuals and/or entities to be owned constructively by one individual or entity. As a result, the acquisition of less than 5% of the Common Shares (or the acquisition of an interest in an entity that owns, actually or constructively, Common Shares) by an individual or entity could nevertheless cause that individual or entity, or another individual or entity, to own constructively in excess of 5% of the outstanding Common Shares and thus subject such Common Shares to the Ownership Limit. To reduce the ability of the Board of Trustees to use the Ownership Limit as an anti-takeover device, the Declaration of Trust requires, rather than permits, the Board of Trustees to grant a waiver of the Ownership Limit if the shareholder seeking a waiver demonstrates that such ownership would not jeopardize the Company’s status as a REIT. We have issued several of these waivers in the past. As a condition of such a waiver, the Board of Trustees may require undertakings or representations from the applicant with respect to preserving the REIT status of the Company. Under certain circumstances, the Board of Trustees may, in its sole and absolute discretion, grant an exemption for individuals to acquire Preferred Shares in excess of the Ownership Limit, provided that certain conditions are met and any representations and undertakings that may be required by the Board of Trustees are made.

The Board of Trustees of the Company will have the authority to increase the Ownership Limit from time to time, but will not have the authority to do so to the extent that after a giving effect to such increase, five persons who would be treated as “individuals” for purposes of the Internal Revenue Code could beneficially own in the aggregate more than 49.5% of the outstanding Common Shares.

The Declaration of Trust further prohibits (a) any person from actually or constructively owning shares of beneficial interest of the Company that would result in the Company being “closely held” under Section 856(h) of the Internal Revenue Code or otherwise cause the Company to fail to qualify as a REIT and (b) any person from transferring shares of beneficial interest of the Company if such transfer would result in shares of beneficial interest of the Company being owned by fewer than 100 persons.

Any person who acquires or attempts or intends to acquire actual or constructive ownership of shares of beneficial interest of the Company that will or may violate any of the foregoing restrictions on transferability and ownership is required to give at least 15 days prior written notice to the Company and provide the Company with such other information as the Company may request in order to determine the effect of such transfer on the Company’s status as a REIT.

If any purported transfer of shares of beneficial interest of the Company or any other event would otherwise result in any person violating the Ownership Limit or the other restrictions in the Declaration of Trust, then any such purported transfer will be void and of no force or effect with respect to the purported transferee (the “Prohibited Transferee”) as to that number of shares that exceeds the Ownership Limit (referred to as “excess shares”) and the Prohibited Transferee shall acquire no right or interest (or, in the case of any event other than a purported transfer, the person or entity holding record title to any such shares in excess of the Ownership Limit (the “Prohibited Owner”) shall cease to own any right or interest) in such excess shares. Any such excess shares described above will be transferred automatically, by operation of law, to a trust, the beneficiary of which will be a qualified charitable organization selected by the Company (the “Beneficiary”). Such automatic transfer shall be deemed to be effective as of the close of business on the Business Day (as defined in the Declaration of Trust) prior to the date of such violating transfer. Within 20 days of receiving notice from the Company of the transfer of shares to the trust, the trustee of the trust (who shall be designated by the Company and be unaffiliated with the Company and any Prohibited Transferee or Prohibited Owner) will be required to sell such excess shares to a person or entity who could own such shares without violating the Ownership Limit, and distribute to the Prohibited Transferee an amount equal to the lesser of the price paid by the Prohibited Transferee for such excess shares or the sales proceeds received by the trust for such excess shares. In the case of any excess shares resulting from any event other than a transfer, or from a transfer for no consideration (such as a gift), the trustee will be required to sell such excess shares to a qualified person or entity and distribute to the Prohibited Owner an amount equal to the lesser of the fair market value of such excess shares as of the date of such event or the sales proceeds received by the trust for such excess shares. In either case, any proceeds in excess of the amount distributable to the Prohibited Transferee or Prohibited Owner, as applicable, will be distributed to the Beneficiary. Prior to a sale of any such excess shares by the trust, the trustee will be entitled to receive, in trust for the Beneficiary, all dividends and other distributions paid by the Company with respect to such excess shares, and also will be entitled to exercise all voting rights with respect to such excess shares. Subject to Maryland law, effective as of the date that such shares have been transferred to the trust, the trustee shall have the authority (at the trustee’s sole discretion and subject to applicable law) (i) to rescind as void any vote cast by a Prohibited Transferee prior to the discovery by the Company that such shares have been transferred to the trust and (ii) to recast such vote in accordance with the desires of the trustee acting for the benefit of the Beneficiary. However, if the Company has already taken irreversible corporate action, then the trustee shall not have the authority to rescind and recast such vote. Any dividend or other distribution paid to the Prohibited Transferee or Prohibited Owner (prior to the discovery by the Company that such shares had been automatically transferred to a trust as described above) will be required to be repaid to the trustee upon demand for distribution to the Beneficiary. If the transfer to the trust as described above is not automatically effective (for any reason) to prevent violation of the Ownership Limit, then the Declaration of Trust provides that the transfer of the excess shares will be void.

In addition, shares of beneficial interest of the Company held in the trust shall be deemed to have been offered for sale to the Company, or its designee, at a price per share equal to the lesser of (i) the price per share in the transaction that resulted in such transfer to the trust (or, in the case of a devise or gift, the market value at the time of such devise or gift) and (ii) the market value of such shares on the date the Company, or its designee, accepts such offer. The Company shall have the right to accept such offer until the trustee has sold the shares of beneficial interest held in the trust. Upon such a sale to the Company, the interest of the Beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the Prohibited Owner.

The foregoing restrictions on transferability and ownership will not apply if the Board of Trustees determines that it is no longer in the best interests of the Company to attempt to qualify, or to continue to qualify, as a REIT.

All certificates representing shares of beneficial interest shall bear a legend referring to the restrictions described above.

All persons who own, directly or by virtue of the attribution provisions of the Internal Revenue Code, more than 5% (or such lower percentage as provided in the rules and regulations promulgated under the Internal Revenue Code) of the outstanding shares of beneficial interest of the Company must give a written notice to the Company within 30 days after the end of each taxable year stating such person’s name and address, the number of shares owned by such person and a description of the manner in which such shares are held. Any record holder who holds shares as nominee for another person who is required to include in gross income the distributions received on such shares must give notice stating the name and address of such other person and the number of shares of such other person with respect to which such record holder is nominee. In addition, each shareholder will, upon demand, be required to disclose to the Company in writing such information with respect to the direct, indirect and constructive ownership of shares of beneficial interest as the Board of Trustees deems reasonably necessary to comply with the provisions of the Internal Revenue Code applicable to a REIT or to ensure compliance with the ownership limitations described above.

These ownership limitations could have the effect of delaying, deferring or preventing a takeover or other transaction in which holders of some, or a majority, of Common Shares might receive a premium for their Common Shares over the then prevailing market price or which such holders might believe to be otherwise in their best interest.

SELLING SHAREHOLDERS

We may issue up to 1,123,822 Common Shares to the Selling Shareholders if and to the extent that the Selling Shareholders who currently hold units of limited partnership interest in our operating partnership (“Units”) exchange their Units and we issue Common Shares to them in exchange therefor. Following our issuance of any of the offered Common Shares, the Selling Shareholders may resell the Common Shares covered by this prospectus as provided under the Plan of Distribution section of this prospectus or as described in an applicable prospectus supplement. The following information regarding the Selling Shareholders and their beneficial ownership of Common Shares is based upon information provided to us by the Selling Shareholders and is accurate to the best of our knowledge as of May 29, 2015.

The following table sets forth the name of each Selling Shareholder and the maximum number of Common Shares to be owned upon exchange of Units, all of which may be offered by such Selling Shareholders pursuant to this prospectus. The number of Common Shares set forth in the following table is also the number of Common Shares beneficially owned by each selling shareholder prior to the offering, except as otherwise set forth therein. Because the Selling Shareholders may sell all or some of their offered Common Shares, no estimate can be made of the number of offered Common Shares that will be sold by the Selling Shareholders or that will be owned by the Selling Shareholders upon completion of the offering. We cannot assure you that the Selling Shareholders will sell any of the offered Common Shares. In addition, we may elect to pay cash for any Units exchanged, rather than exchanging those Units for Common Shares. Assuming all Units held by the Selling Shareholders are exchanged for Common Shares, and all such Common Shares are sold by the Selling Shareholders pursuant to this prospectus, the Selling Shareholders will not beneficially own any Common Shares except as noted below. The Common Shares covered by this prospectus represent less than one percent of the total Common Shares outstanding as of April 30, 2015.

Information about the Selling Shareholders may change over time. Any changed information may be set forth in supplements to this prospectus.

Name of Selling Shareholder	Number of Common Shares Beneficially Owned and Offered Hereby
Irene S. Pollin	1,046,710
Marital Deduction Trust U/W of Abe Pollin (1)	35,087
Nunn, Ltd.	17,570
Nunn II, Ltd.	14,491
The Samuel E. Benjamin Living Trust (2)	6,862
M. Douglas Todd Trust (3)	1,551
The Swenson Family Trust (4)	1,551

Total	1,123,822

(1)	David M. Osnos, Robert N. Pollin and Irene S. Pollin, trustees of the Marital Deduction Trust U/W of Abe Pollin, have shared voting and dispositive power with respect to the Common Shares beneficially owned by the Selling Shareholder.
(2)	Samuel E. Benjamin, trustee of The Samuel E. Benjamin Living Trust, has sole voting and dispositive power with respect to the Common Shares beneficially owned by the Selling Shareholder.
(3)	M. Douglas Todd, trustee of the M. Douglas Todd Trust, has sole voting and dispositive power with respect to the Common Shares beneficially owned by the Selling Shareholder.
(4)	Robert A. Swenson and Judith A. Swenson, trustees of The Swenson Family Trust, have shared voting and dispositive power with respect to the Common Shares beneficially owned by the Selling Shareholder.

ADDITIONAL FEDERAL INCOME TAX CONSIDERATIONS

The following discussion supplements the discussion under the heading “Federal Income Tax Considerations” in our Annual Report on Form 10-K for the year ended December 31, 2014, which has been incorporated into this prospectus by reference. The following discussion summarizes the material federal income tax considerations that may be relevant to a Selling Shareholder who desires to have its Units exchanged for Common Shares.

Tax Treatment of an Exchange of Units. If a Selling Shareholder exchanges Units for Common Shares, the exchange will be a taxable event and, as a result, the Selling Shareholder will recognize gain or loss. The determination of the amount of gain or loss that will be recognized by a Selling Shareholder will be based on the difference between the amount realized for tax purposes and the tax basis in the Selling Shareholder’s Units. See “Basis of Units” below. The “amount realized” will be equal to the product of (i) the number of Units exchanged, multiplied by the price of the Common Shares received on the date of the exchange plus (ii) the portion of our operating partnership’s liabilities allocable to the Units exchanged. To the extent that this amount exceeds the Selling Shareholder’s tax basis in the Units exchanged, the Selling Shareholder will recognize gain. The amount of gain the Selling Shareholder recognizes could exceed the value of the Common Shares that the Selling Shareholder receives if the Selling Shareholder has a “negative tax capital account.” It is even possible that the tax liability resulting from this gain could exceed the value of the Common Shares that the Selling Shareholder receives.

Except as described below, any gain recognized upon a sale or other disposition of Units, which includes the exchange of Units for Common Shares, will be treated as gain attributable to the sale or disposition of a capital asset. To the extent, however, that the amount realized by a Selling Shareholder in an exchange of Units for Common Shares attributable to a Selling Shareholder’s share of “unrealized receivables” of our operating partnership exceeds the Selling Shareholder’s basis attributable to the “unrealized receivables”, the excess will be treated as ordinary income. Unrealized receivables include, to the extent not previously included in our operating partnership’s income, any rights to payments for services rendered or to be rendered. Unrealized receivables also include amounts that would be subject to recapture as ordinary income if our operating partnership had sold its assets at their fair market value at the time of the transfer of the Units.

For individuals, trusts and estates, net capital gain from the sale of an asset held 12 months or less is subject to tax at the applicable rate for ordinary income. For these taxpayers, the maximum rate of tax on the net capital gain from a sale or exchange of an asset held for more than 12 months generally is 20%. An exception to the general 20% rule applies, however, to net capital gains attributable to the sale of depreciable real property. Under the exception, gain attributable to prior depreciation deductions not otherwise recaptured as ordinary income under other depreciation recapture rules is subject to a rate of tax of 25%. The Internal Revenue Service has issued final Treasury regulations providing that the 25% rate applies to sales or exchanges of interests in partnerships that hold depreciable real property. Consequently, any gain on the sale or exchange of a unit held for more than 12 months could be treated partly as gain from the sale of depreciable real property subject to the 25% rate, partly as gain from the sale of a long-term capital asset subject to a 20% tax rate, and to the extent that the gain is attributable to unrealized receivables, partly as ordinary income. Selling Shareholders that are U.S. domestic corporations may be required to treat up to 20% of some capital gain dividends as ordinary income. In addition, certain U.S. Selling Shareholders that are taxed as individuals, estates or trusts may also be required to pay an additional 3.8% tax on any gain recognized upon a sale or other disposition of Units.

Tax Treatment of a Redemption of Units. We have the right to pay to a Selling Shareholder cash in lieu of issuing Common Shares in exchange for Units. If we elect to redeem Units for cash, the tax consequences to a Selling Shareholder would depend on whether or not the redemption is a redemption of all of a Selling Shareholder’s Units. If the redemption is a redemption of all of a Selling Shareholder’s Units, the Selling Shareholder would recognize taxable gain only to the extent that the cash, plus the share of our operating partnership’s liabilities allocable to the redeemed Units, exceeded the Selling Shareholder’s tax basis in all of the Selling Shareholder’s Units immediately before the redemption. On the other hand, the Selling Shareholder would recognize taxable loss only to the extent that the Selling Shareholder’s tax basis in all of the Selling Shareholder’s Units immediately before the redemption exceeded the cash, plus the share of our operating partnership’s liabilities allocable to the redeemed Units. If the redemption is a redemption of less than all of the Selling Shareholder’s Units, the Selling Shareholder would not be permitted to recognize any loss occurring on the transaction and would recognize taxable gain only to the extent that the cash, plus the share of our operating partnership’s liabilities allocable to the redeemed Units, exceeded the Selling Shareholder’s tax basis in all of the Selling Shareholder’s Units immediately before the redemption.

Basis of Units. In general, a Selling Shareholder who originally received Units in exchange for a contribution of property to our operating partnership had an initial tax basis in the Units equal to the Selling Shareholder’s basis in the contributed property. A Selling Shareholder’s tax basis in the Units generally is increased by the Selling Shareholder’s share of our operating partnership’s taxable income and increases in the Selling Shareholder’s share of liabilities of our operating partnership allocated to such Selling Shareholder. If the Selling Shareholder is an obligated partner under a deficit restoration obligation or has guaranteed partnership indebtedness, the Selling Shareholder’s basis may also include additional liabilities. A Selling Shareholder’s initial tax basis in the Units generally is decreased, but not below zero, by the Selling Shareholder’s share of our operating partnership’s distributions, decreases in the Selling Shareholder’s liabilities in our operating partnership allocated to such Selling Shareholder, the amount of any Selling Shareholder liabilities assumed by the operating partnership, the Selling Shareholder’s share of losses of our operating partnership, and the Selling Shareholder’s share of nondeductible expenditures of our operating partnership that are not chargeable to capital.

Potential Application of the Disguised Sale Rules to a Redemption of Units. There is a risk that if a Unit is redeemed, particularly if it is redeemed within two years of when it was issued, the IRS might contend that the original transaction pursuant to which the Units were issued should be treated as a “disguised sale” of property. Under the disguised sale rules, unless an exception applies, a partner’s contribution of property to a partnership and a simultaneous or subsequent transfer of money or other consideration, including the assumption of or taking subject to a liability, from the partnership to the partner may be treated as a sale, in whole or in part, of the property by the partner to the partnership. If money or other consideration is transferred by a partnership to a partner within two years of the partner’s contribution of property, the transactions are presumed to be a sale of the contributed property unless the facts and circumstances clearly establish that the transfers do not constitute a sale. If two years have passed between the transfer of money or other consideration and the contribution of property, the transactions will not be presumed to be a sale unless the facts and circumstances clearly establish that the transfers constitute a sale.

You are advised to consult with your own tax advisors regarding the specific tax consequences of the exchange or redemption of Units, including the federal, state, local, foreign or other tax consequences relating thereto.

PLAN OF DISTRIBUTION

Any of the Selling Shareholders may from time to time, in one or more transactions, sell all or a portion of the offered Common Shares on the New York Stock Exchange, in the over-the-counter market, on any other national securities exchange on which the Common Shares are listed or traded, in negotiated transactions, in underwritten transactions or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices. Persons who are pledgees, donees, transferees, or other successors in interest of any of the named Selling Shareholders may also use this prospectus and are included when we refer to “Selling Shareholders” in this prospectus. The offering price of the offered Common Shares from time to time will be determined by the Selling Shareholders and, at the time of such determination, may be higher or lower than the market price of the Common Shares on the New York Stock Exchange. In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from a Selling Shareholder or from purchasers of offered Common Shares for whom they may act as agents, and underwriters may sell offered Common Shares to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Under agreements that may be entered into by us, underwriters, dealers and agents who participate in the distribution of offered Common Shares may be entitled to indemnification by us against certain liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. The offered Common Shares may be sold directly or through broker-dealers acting as principal or agent, or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The methods by which the offered Common Shares may be sold include: (a) a block trade in which the broker-dealer so engaged will attempt to sell the offered Common Shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker-dealer as principal and resale by such broker-dealer for its account pursuant to this prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (d) an exchange distribution in accordance with the rules of the New York Stock Exchange; (e) privately negotiated transactions; (f) underwritten transactions; and (g) a combination of the foregoing methods or by any other legally available means. The Selling Shareholders and any underwriters, dealers or agents participating in the distribution of the offered Common Shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the offered Common Shares by the Selling Shareholders and any commissions received by any such broker-dealers may be deemed to be underwriting commissions under the Securities Act.

When a Selling Shareholder elects to make a particular offer of Common Shares, a prospectus supplement, if required, will be distributed which will identify any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from such Selling Shareholder and any other required information will be identified in a prospectus supplement.

The Selling Shareholders and any other person participating in such distribution will be subject to certain provisions of the Exchange Act. The Exchange Act rules include, without limitation, Regulation M, which may limit the timing of purchases and sales of any of our Common Shares by the Selling Shareholders and any other such person. In addition, Regulation M of the Exchange Act may restrict the ability of any person engaged in the distribution of our Common Shares to engage in market-making activities with respect to the Common Shares. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the Common Shares in the market. All of the foregoing may affect the marketability of the Common Shares and the ability of any person to engage in market-making activities with respect to the Common Shares.

In order to comply with the securities laws of certain states, if applicable, the Common Shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the Common Shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

We have agreed to pay all costs and expenses incurred in connection with the registration under the Securities Act of the Common Shares registered hereunder, including, without limitation, all registration and filing fees, printing expenses and fees and disbursements of our counsel and accountants. In addition, the Selling Shareholders will pay any brokerage fees and commissions, fees and disbursements of their legal counsel and share transfer and other taxes attributable to the sale of the Common Shares.

EXPERTS

The consolidated financial statements and schedule of Equity Residential appearing in Equity Residential’s Annual Report (Form 10-K) for the year ended December 31, 2014, and the effectiveness of Equity Residential’s internal control over financial reporting as of December 31, 2014 also included in the Form 10-K, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon included therein, and incorporated herein by reference. Such consolidated financial statements and schedule are incorporated herein by reference, in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

LEGAL MATTERS

The legality of the offered Common Shares has been passed upon for us by the law firm of DLA Piper LLP (US). Certain tax matters have been passed upon for us by DLA Piper LLP (US), Chicago, Illinois, our special tax counsel.

1,123,822

EQUITY RESIDENTIAL

Common Shares of Beneficial Interest

PROSPECTUS

June 16, 2015